June 25, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, Javelin Exchange-Traded Trust, hereby requests that Pre-Effective Amendment Number 2 to the Registration Statement filed on Form N-1A (File Nos. 811-22125 and 333-156024) be accelerated and declared effective on June 26, 2009, or as soon thereafter as is reasonably practicable.

Javelin Exchange-Traded Trust

By:	/s/ Brinton W. Frith
Brinton W. Frith Chairman